INDEPENDENT AUDITOR'S REPORT

To the Board of Trustees of Advisors Series Trust
The Heritage West Preferred Securities Income Fund


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the Heritage West Preferred Securities Income Fund's (the "Fund"), a series of Advisors Series Trust, compliance with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940, as of November 30, 1998. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 1998, and with respect to agreement of security purchases and sales, for the period from June 24, 1998 (the date of inception), through November 30, 1998:

* Confirmation of all securities held by institutions in book entry form at the Bank of New York and The Depository Trust Company

* Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents

* Reconciliation of all such securities to the books and records of the Fund and the Custodian

* Agreement of two security purchases and three security sales or maturities since inception from the books and records of the Fund to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

To the Board of Trustees of Advisors Series Trust
The Heritage West Preferred Securities Income Fund


In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of November 30, 1998, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and should not be used by anyone other than these specified parties.


/s/ PricewaterhouseCoopers, LLP

PricewaterhouseCoopers, LLP
New York, New York
May 12, 2000

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of The Heritage West Preferred Securities Income Fund (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of November 30, 1998 and from June 24, 1998 through November 30, 1998.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of November 30, 1998 and from June 24, 1998 through November 30, 1998, with respect to securities reflected in the investment account of the Fund.



The Heritage West Preferred Securities Income Fund

By:
      -----------------------------------------------------------------
                                  Eric Banhazl
                                    President

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Trustees of Advisors Series Trust
The Heritage West Preferred Securities Income Fund


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about The Heritage West Preferred Securities Income Fund's (the "Fund"), a series of Advisors Series Trust, compliance with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 as of April 30, 1999, Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 1999, and with respect to agreement of security purchases and sales, for the period from November 30, 1998, through April 30, 1999:

* Confirmation of all securities held by institutions in book entry form at the Bank of New York and The Depository Trust Company

* Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents

* Reconciliation of all such securities to the books and records of the Fund and the Custodian

* Agreement of three security purchases and two security sales or maturities since our last report from the books and records of the Fund to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

To the Board of Trustees of Advisors Series Trust
The Heritage West Preferred Securities Income Fund


In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of April 30, 1999, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and should not be used by anyone other than these specified parties.


/s/ PricewaterhouseCoopers, LLP

PricewaterhouseCoopers, LLP
New York, New York
May 12, 2000

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of The Heritage West Preferred Securities Income Fund (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of April 30, 1999 and from November 30, 1998 through April 30, 1999.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of April 30, 1999 and from November 30, 1999 through April 30, 1999, with respect to securities reflected in the investment account of the Fund.


The Heritage West Preferred Securities Income Fund

By:
      -----------------------------------------------------------------
                                  Eric Banhazl
                                    President

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Trustees of Advisors Series Trust
The Heritage West Preferred Securities Income Fund


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about The Heritage West Preferred Securities Income Fund's (the "Fund"), a series of Advisors Series Trust, compliance with the requirements of
(b) and (c) of rule 17f-2 under the Investment Company Act of 1940 as of May 31, 1999, Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 1999, and with respect to agreement of security purchases and sales, for the period from April 30, 1999, through May 31, 1999:

* Confirmation of all securities held by institutions in book entry form at the Bank of New York and The Depository Trust Company

* Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents

* Reconciliation of all such securities to the books and records of the Fund and the Custodian

* Agreement of three security purchases and two security sales or maturities since our last report from the books and records of the Fund to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

To the Board of Trustees of Advisors Series Trust
The Heritage West Preferred Securities Income Fund


In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 1999, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and should not be used by anyone other than these specified parties.


/s/ PricewaterhouseCoopers, LLP

PricewaterhouseCoopers, LLP
New York, New York
May 12, 2000

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of The Heritage West Preferred Securities Income Fund (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of May 31, 1999 and from April 30, 1999 through May 31, 1999.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 1999 and from April 30, 1999 through May 31, 1999, with respect to securities reflected in the investment account of the Fund.


The Heritage West Preferred Securities Income Fund

By:
      -----------------------------------------------------------------
                                  Eric Banhazl
                                    President

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Trustees of Advisors Series Trust
The Heritage West Preferred Securities Income Fund


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about The Heritage West Preferred Securities Income Fund's (the "Fund"), a series of Advisors Series Trust, compliance with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 as of November 30, 1999, Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 1999, and with respect to agreement of security purchases and sales, for the period from May 31, 1999, through November 30, 1999:

* Confirmation of all securities held by institutions in book entry form at the Bank of New York and The Depository Trust Company

* Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents

* Reconciliation of all such securities to the books and records of the Fund and the Custodian

* Agreement of three security purchases and two security sales or maturities since our last report from the books and records of the Fund to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

To the Board of Trustees of Advisors Series Trust
The Heritage West Preferred Securities Income Fund


In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of November 30, 1999, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and Board of Trustees of the Fund and the Securities and Exchange Commission and should not be used by anyone other than these specified parties.


/s/ PricewaterhouseCoopers, LLP

PricewaterhouseCoopers, LLP
New York, New York
May 12, 2000

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of The Heritage West Preferred Securities Income Fund (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of (b) and (c) of rule 17f-2 as of November 30, 1999 and from May 31, 1999 through November 30, 1999.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of November 30, 1999 and from May 31, 1999 through November 30, 1999, with respect to securities reflected in the investment account of the Fund.



The Heritage West Preferred Securities Income Fund

By:
      -----------------------------------------------------------------
                                  Eric Banhazl
                                    President